Exhibit 99.1

Medigus Announces Record Fiscal Year 2021 Financial Results

Record Revenues of $10.1 million, up 1,805% over 2020

47% gross margin and 40% net margin

$4 million net income for the full year, up from a net loss of $6.9 million in 2020

Tel Aviv, Israel — May 2, 2022 — Medigus Ltd. (Nasdaq: MDGS) (“Medigus”), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle (“EV”) and charging solutions, today reported financial results for the fiscal year ended December 31, 2021.

Key Highlights

●	Generated record revenues of $10.1 million for the full year 2021, representing an increase of $9.6 million, or 1,805%, compared to $0.5 million revenues in 2020

●	Net income reached a record $4 million in 2021, up from a net loss of $6.9 million in 2020

●	Cash and cash equivalents as of December 31, 2021 were $24 million, up from $22.4 million at year-end 2020

●	Shareholders’ equity attributed to Medigus improved 114% to $49 million in 2021, up from $23 million at year-end 2020

●	During 2022 the company expects to consolidate Gix Internet’s financial results. Gix Internet Revenues for 2021 amounted to approx. $45 million

“Our record 2021 financial results demonstrate the value in our approach to engage in early-stage technology companies with high upside potential,” said Liron Carmel, CEO of Medigus. “With key engagements and partnerships in healthcare solutions, E-commerce and electric vehicles, Medigus is positioned to benefit from the rapid growth of three of the world’s most important technology sectors. The 2021 fiscal year was largely shaped by the coronavirus pandemic and climate change, and the technologies in which Medigus operates in offer viable long-term solutions for the challenges posed by these major, market-shifting trends with the potential for sustainable high growth in a post pandemic world.”

“We achieved several key milestones in 2021, including filing a draft registration statement for a planned IPO of Jeffs’ Brands, our 50.03%-owned E-commerce subsidiary, as well as activities that added tremendous value to other companies throughout our group, including Eventer and Charging Robotics,” continued Carmel. “Additionally, as announced earlier this month, Gix Group, a company offering high-performance marketing technology solutions, reported $45 million in revenue for 2021. With our plans to increase ownership in Gix, we expect to consolidate it during 2022.”

“Looking ahead, our team remains dedicated to creating new value for our shareholders. Through a combination of high-revenue subsidiaries, well-considered investments in companies we may take public, as well as new mergers and spin-offs of our group companies, we expect to increase our performance and further demonstrate why we believe Medigus represents an exceptional growth opportunity for our investors,” concluded Carmel.

2021 Business Highlights

EV & Micro Mobility

●	Revoltz (19.9% owned by Medigus through its wholly owned subsidiary, Charging Robotics Ltd.) completed the design and commenced prototype manufacturing of its micro-mobility vehicle for last mile logistics and food delivery.

●	Medigus’ wholly owned subsidiary Charging Robotics successfully completed a proof-of-concept that demonstrated the capabilities of its EV wireless charging robot.

●	Charging Robotics signed a definitive agreement with Automax Motors Ltd. for exclusive distribution of its wireless robotic charging pad in Israel and Greece for a period of five years, with an option to extend for an additional five years.

Healthcare

●	Polyrizon (37.03% owned by Medigus) began in-vitro tests of its innovative product candidate for protection against the Omicron variant of the coronavirus during the fourth quarter. Data from this study, reported in March 2022, demonstrated the potential of Polyrizon’s PL-15 to reduce the infection rates of the highly transmissible coronavirus Omicron variant BA.1 in Cell Culture Assay. In addition, Polyrizon’s pre-clinical data demonstrated potential to prevent allergic reaction induced by house dust mites (HDM) and Timothy grass pollen allergens and may also prevent respiratory tract allergy reactions caused by other allergens.

Online Technologies

●	Gix Internet (TASE: GIX) (41.56% owned by Medigus on a fully diluted basis), reported revenues for 2021 amounted to $45.2 million (NIS 144.8 million), an increase of 19% compared to the revenues of $38.1 million (NIS 131.1 million) in 2020, mainly following the acquisition of Cortex Media Group.

●	Jeffs’ Brands (50.03% owned by Medigus), a data-driven e-commerce company operating on the Amazon Marketplace, submitted a registration statement on Form F-1 to the U.S. Securities and Exchange Commission for the potential initial public offering of its ordinary shares in the US. The timing, number of ordinary shares to be offered and the price range for the proposed offering have not yet been determined.

●	Eventer Technologies (47.69% owned by Medigus), a smart ticketing platform enabling producers and venues to create virtual conferences and events, signed a memorandum of understanding with Safee. Under the terms of the MOU, Eventer customers can create and sell NFTs related to digital events on Safee’s platform, with Eventer and Safee operating through a revenue share model based on commissions from NFT sales.

Fiscal Year 2021 Financial Results

The Company generated record revenues of $10.1 million for fiscal year 2021, up $9.6 million, or 1,805%, compared to $0.5 million for the year ended December 31, 2020. This increase was mainly attributed to revenues from Jeffs’ Brands, Eventer and revenues received from Golden Grand as part of the technology licensing agreement for the Ultrasonic Surgical Endostapler (MUSE™).

Net income totaled approximately $4 million in 2021, compared to a net loss of $6.9 million in 2020. The increase was primarily due to an increase in our revenues, in a gain from the loss of control in our former subsidiary ScoutCam and a gain from a sale of our investment in Automax.

Cash and Cash equivalents totaled $24 million as of December 31, 2021, compared to $22.4 million on December 31, 2020. The increase was primarily due to net cash generated from financing activities for the year ended December 31, 2021 amounting to $19.1 million off-set by investment activities of $12.4 million.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company that is focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce, and electric vehicle markets. Medigus’ affiliations in the medical solutions arena consist of ownership in ScoutCam Inc. (OTCQB: SCTC), and Polyrizon Ltd. The Company’s affiliates in digital commerce include Gix Internet Ltd. (TASE: GIX), Jeffs’ Brands and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics, Ltd. and Revoltz are also part of the Company’s portfolio of technology solution providers. Medigus is traded on the Nasdaq Capital Market. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/investor-relations.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Medigus could differ materially from those described in or implied by the statements in this press release. For example, Medigus uses forward looking statements when describing its plans to increase its ownership in Gix and consolidate its and when describing potential activates and restructures in connection with other investments.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party websites.

Investor Relations Contact:

Dave Gentry

RedChip Companies Inc.

1-800-RED-CHIP (733-2447)

Or 407-491-4498

MDGS@redchip.com

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	December 31,
	2021	2020
	USD in thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	24,025	22,363
Non-current assets held for sale	-	547
Trade accounts receivable	408	96
Inventory	1,227	243
Loan to an associate	1,265	-
Related party prepaid expenses	999	-
Financial assets at fair value through profit or loss	3,315	-
Other current assets	415	796
	31,654	24,045

NON-CURRENT ASSETS:
Contract fulfillment assets	-	1,130
Property and equipment, net	77	345
Right-of-use assets, net	-	104
Investments accounted for using the equity method	17,240	1,663
Intangible assets	8,321	495
Deferred offering costs	836	-
Retirement benefit assets, net	-	23
Financial assets at fair value through profit or loss	1,602	4,530
	28,076	8,290

TOTAL ASSETS	59,730	32,335

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	December 31,
	2021	2020
	USD in thousands
Liabilities and equity

CURRENT LIABILITIES:
Trade accounts payables	702	140
Short term loans	816	-
Short term related party loan	111	-
Current portion of long-term related party payable	506	-
Lease liabilities	-	60
Warrants at fair value	692	1,039
Contract liabilities	108	69
Liability to event producers	1,556	539
Related parties	616	139
Accrued expenses and other current liabilities	1,532	1,528
	6,639	3,514

NON-CURRENT LIABILITIES:
Lease liabilities	-	47
Contract liabilities	-	2,580
Loans from related parties	689	-
Long-term related party payable	711
Deferred tax liability	236	-
Retirement benefit obligation, net	22	-
	1,658	2,627

TOTAL LIABILITIES	8,297	6,141

EQUITY:
Share capital – ordinary shares with no par value: authorized – December 31,2021 and December 31,2020 – 1,000,000,000 shares; issued and outstanding - December 31, 2021 – 477,002,560 shares December 31, 2020 – 316,442,738 shares	-	93,021
Share premium	110,562	-
Other capital reserves	12,619	10,725
Warrants	197	197
Accumulated deficit	(74,188)	(80,982)
Equity attributable to owners of Medigus Ltd.	49,190	22,961
Non-controlling interests	2,243	3,233
	51,433	26,194

TOTAL LIABILITIES AND EQUITY	59,730	32,335

CONSOLIDATED STATEMENTS OF INCOME/LOSS AND OTHER COMPREHENSIVE INCOME/LOSS

	2021	2020	2019
Revenues:
Products	8,933	491	188
Services	1,185	40	85
	10,118	531	273

Cost of revenues:
Products	4,938	988	370
Services	379	46	85
	5,317	1,034	455

Gross Profit (Loss)	4,801	(503)	(182)
Research and development expenses	1,045	997	609
Sales and marketing expenses	1,988	471	326
General and administrative expenses	9,964	5,494	3,081
Net change in fair value of financial assets at fair value through profit or loss	(713)	(797)	(92)
Share of net loss of associates accounted for using the equity method	2,149	170	216
Amortization of excess purchase price of associates	263	546	-
Listing expenses	-	-	10,098
Operating Profit (Loss)	(9,895)	(7,384)	(14,420)

Gain upon loss of control in a subsidiary	(11,465)	-	-
Gain from sale of an investment	(2,025)	-	-
Other income	(494)	-	-
Changes in fair value of warrants issued to investors	(484)	(338)	(142)
Changes in fair value of commitment to issue shares	75	-	-
Financial (income) loss net	347	(205)	(99)

Profit (Loss) before taxes on income	4,151	(6,841)	(14,179)
Tax (benefit) expense	105	(9)	1
Net profit (loss) for the period	4,046	(6,850)	(14,178)

Other comprehensive income (loss)
Items that may be reclassified to profit or loss
Share of other comprehensive income (loss) of consolidated subsidiaries and associates accounted for using the equity method	191	8	(28)
Items that will not be reclassified to profit or loss
Share of other comprehensive income (loss) of consolidated subsidiaries and associates accounted for using the equity method	(29)	27	(13)
Other comprehensive income (loss) for the period	162	35	(41)

Total comprehensive income (loss) for the period	4,208	(6,815)	(14,219)

Net Profit (loss) for the period is attributable to:
Owners of Medigus	6,794	(4,325)	(14,178)
Non-controlling interests	(2,748)	(2,525)	-
	4,046	(6,850)	(14,178)
Total comprehensive Profit (loss) for the period is attributable to:
Owners of Medigus	6,881	(4,278)	(14,219)
Non-controlling interests	(2,673)	(2,537)	-
	4,208	(6,815)	(14,219)
Earnings (Loss) per ordinary share attributed to Medigus ltd
Basic	0.01	(0.03)	(0.18)
Diluted	0.01	(0.03)	(0.18)

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